Exhibit 14

INVESTMENT TECHNOLOGY GROUP, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic policies to guide all directors, officers and employees of the Company and its subsidiaries.  In particular, this Code covers policies designed to deter wrongdoing and to promote (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interests, (2) full, fair, accurate, timely, and understandable disclosure, and (3) compliance with applicable governmental laws, rules and regulations.  All directors, officers and employees must conduct themselves in accordance with these policies and seek to avoid even the appearance of improper behavior.  The Company’s directors, officers and employees should also direct themselves to the Company’s human resources materials, including the employee manuals of our various subsidiaries, and the compliance manuals and/or written supervisory procedures of our broker-dealer subsidiaries for further guidance and discussion of many of the topics addressed herein.  The Company’s agents and representatives, including consultants, should also be directed to this Code at the Company’s website address: www.itg.com.

The Company seeks to comply with all applicable laws.  In the event, however, that a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about a potential conflict or about this Code generally, please consult with your supervisor, department head, the Legal Department, or Human Resources on how to handle the situation.

Each director, officer and employee will be held accountable for his/her adherence to this Code.  Those who violate the policies in this Code will be subject to disciplinary action, up to and including discharge from the Company and, where appropriate, civil liability and criminal prosecution.  If you are in a situation that you believe may violate or lead to a violation of this Code, you must report the situation as described in Sections 15 and 16 of this Code.

1.             Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is one of the foundations on which this Company’s ethical policies are built. All directors, officers and employees must respect and obey the governmental laws, rules and regulations (including insider trading laws) of the cities, states and countries in which we operate. Although not all directors, officers and employees are expected to know the details of these laws, rules and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

The Company holds information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws and the rules and regulations applicable to employees of our broker-dealer subsidiaries.

2.             Honest and Ethical Conduct

Each director, officer and employee must always conduct him/herself in an honest and ethical manner.  Each director, officer and employee must act with the highest standards of personal and professional integrity and not tolerate others who attempt to deceive or evade responsibility for actions.  All actual or apparent conflicts of interest between personal and professional relationships must be handled honestly, ethically and in accordance with the policies specified in this Code.

3.             Conflicts of Interest

A “conflict of interest” occurs when a person’s private interest interferes in any way (or even appears to interfere) with the interests of the Company as a whole.  A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family(1), receives improper personal benefits as a result of his or her position in the Company.  Loans to, or guarantees of obligations of, employees, officers, or directors or their family members can create conflicts of interest and in some circumstances, be unlawful. As a result, no loan or guarantee should be granted without authorization from the Legal Department or the Chief Financial Officer.  In addition, no loans are permitted to senior executives of the Company, as provided by law.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor, customer or supplier as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers and competitors, except on behalf of the Company.

Conflicts of interest are prohibited as a matter of Company policy, except as specifically approved by senior management. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with a supervisor, manager or other appropriate personnel or the Company’s Legal Department. Any employee, officer or director who becomes aware of a conflict or potential conflict, or knows of any material transaction or relationship that reasonably could be expected to give rise to such a conflict, should promptly bring it to the attention of a supervisor, manager or other appropriate personnel referenced previously who is not involved in the matter giving rise to such a conflict or potential conflict or consult the procedures described in Sections 15 and 16 of this Code.

In addition, the Company has a policy that sets forth the Company’s policies and procedures with respect to Related Person Transactions (as defined in Regulation S-K Item

(1) Family members include such person’s spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, in-laws and anyone living in such person’s household and/or economically dependent upon such person, including all adoptive relationships.

404(a)) and the approval thereof.  See the Company’s Procedures for the Review of Related Person Transactions.

4.             Insider Trading

Employees, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business.  All non-public information about the Company should be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.  A more detailed discussion of the insider trading laws can also be found in the compliance manuals and/or written supervisory procedures of each of our broker-dealer subsidiaries as well as the employee handbook.  If you have any questions, please consult the Company’s Legal Department.

5.             Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position.  No employee, officer or director may use corporate property, information, or position for personal gain, and no employee, officer or director may compete with the Company directly or indirectly.  Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

6.             Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Misappropriating proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.  Each employee, officer and director should endeavor to respect the rights of and to deal fairly with the Company’s customers, suppliers, competitors and employees.  No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships.  No gift or entertainment should ever be offered, given, provided or accepted by any Company director, officer or employee, family member of a director, officer or employee or agent unless it:  (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations.  There are also special rules relating to gifts applicable to certain employees of our broker-dealer subsidiaries, which are discussed in detail in the compliance manuals and/or written supervisory procedures of each such subsidiary.  Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

7.             Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset.  We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind.  The Company’s Equal Opportunity Employment Policy and Policy Prohibiting Harassment is set forth in detail (in the Employee Handbook/Intranet).  Please take note that no employee will be retaliated against for reporting in good faith a violation of these policies, or assisting in any activities related to such policies.

8.             Health and Safety

The Company strives to provide each employee with a safe and healthful work environment.  Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace will not be tolerated.

9.             Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller. Rules and guidelines are available from the Finance Department.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal and regulatory requirements and to the Company’s system of internal controls.  All employees are responsible to report to the Company any questionable accounting or auditing matters that may come to their attention.

Business records, such as internal memoranda, e-mails, reports and other documents should be written in a professional, well-considered manner.  Due care should be taken to avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies.  In the event of litigation or governmental investigation, please consult the Company’s Legal Department.  Certain document retention rules apply in the context of litigation and/or governmental investigations that supercede normal document retention practices.

For more information on how to report such matters to the Company’s Board of Directors, see the Company’s Whistleblower Policy located on the Intranet.

10.          Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the Legal Department or required by law.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.  It also includes information that suppliers and customers have entrusted to us.  The obligation to preserve confidential information continues even after employment with the Company or its subsidiaries ends.

Employees should take steps to safeguard confidential information by keeping such information secure, limiting access to such information to those employees who have a “need to know” in order to do their job, and avoiding discussion of confidential information in public areas, for example, in elevators, on planes, and on mobile phones.

11.          Protection and Proper Use of Company Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported for investigation.  All Company assets should be used for legitimate business purposes and should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees, officers and directors to protect the Company’s assets includes its proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and product ideas, designs, databases, records, customer lists, customer trade data, salary information and any unpublished financial data and reports.  Unless protected by law, unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

12.          Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.  It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel.  The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as non-U.S. governments, may have similar rules. The Company’s Legal Department can provide guidance to you in this area.

13.          Rules for Principal Executive Officer and Senior Financial Officers

In addition to complying with all other parts of this Code, if you are the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or any person performing similar functions (each referred to in this Code as a “Senior Officer”), you must take the following steps to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company:

(a)           Carefully review drafts of reports and documents the Company is required to file with the SEC before they are filed and Company press releases or other public communications before they are released to the public, with particular focus on disclosures each Senior Officer does not understand or agree with and on information known to the Senior Officer that is not reflected in the report, document, press release or public communication.

(b)           Meet with members of senior management and others involved in the disclosure process to discuss their comments on the draft report, document, press release or public communication.

(c)           Establish and maintain disclosure controls and procedures that ensure that material information is included in each report, document, press release or public communication in a timely fashion.

(d)           Consult with the Audit Committee on a regular basis to determine whether you or they have identified any weaknesses or concerns with respect to internal controls.

(e)           When relevant, confirm that neither the Company’s internal auditors nor its outside accountants are aware of any material misstatements or omissions in the draft report or document, or have any concerns about the “Management’s Discussion and Analysis of Financial Condition” section of a report or document.

(f)            Bring to the attention of the Audit Committee matters that you feel could compromise the integrity of the Company’s financial reports, including disagreements on accounting matters.

14.          Waivers of or Changes in the Code of Business Conduct and Ethics

Any waiver (including any “implicit waiver”) of this Code or changes to this Code that apply exclusively to executive officers, including Senior Officers, or directors may be made only by the Board or a Board committee and  (other than technical, administrative or other non-substantive amendments to this Code) will be promptly disclosed to the Company’s shareholders and otherwise as required by law, regulation of the SEC and stock exchange regulation.  “Implicit waiver” means the Company’s failure to take action within a reasonable period regarding a material departure from a provision of this Code that has been made known to an executive officer of the Company.

15.          Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk promptly to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and any violations of law, rules, regulations or this Code, or otherwise, when in doubt about the best course of action in a particular situation.  The supervisor, manager or other appropriate personnel to whom such matters are reported should not be involved in the reported illegal or unethical behavior or violation of law, rules, regulations or this Code.  Any supervisor or manager who receives a report of violation or potential violation of this Code is responsible for initiating an investigation into the matter and, if necessary, reporting the conduct or activities to senior management, the Compliance or Legal Departments.

Employees are expected to cooperate in internal investigations of misconduct.  Any person involved in an investigation of possible misconduct in any capacity must not discuss or disclose any information to anyone outside of the investigation unless protected by law or when seeking his or her own legal advice.

The Company expressly prohibits any form of retaliation against employees who, in good faith and for lawful purposes report or assist in an investigation of suspected improper, unethical or illegal conduct, whether through an internal investigation or government inquiry.  If an employee has a concern about retaliation, the employee should report it to his/her manager or appropriate personnel discussed previously.

Employees should know that it is unlawful to retaliate against a person, including with respect to their employment, for providing truthful information to a law enforcement officer relating to the possible commission of any federal offense.  Employees who allege that they have been retaliated against for providing information to a federal agency, Congress or a person with supervisory authority over the employee about suspected fraud may file a complaint with the Department of Labor, or in federal court if the Department of Labor does not take action.

16.          Compliance Standards and Procedures

We must all work to ensure prompt and consistent action against violations of this Code.  However, in some situations it is difficult to know right from wrong.  Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  These are some steps to keep in mind:

•                 Make sure you have all the facts.  In order to reach the right solutions, we must be as fully informed as possible.

•                 Ask yourself:  What specifically am I being asked to do?  Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with, and the alternatives you have.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

•                 Clarify your responsibility and role.  In most situations, there is shared responsibility.  Are your colleagues informed?  It may help to get others involved and discuss the problem.

•                 Discuss the problem with your supervisor.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.  Remember that it is your supervisor’s responsibility to help solve problems.

•             Seek help from Company resources.  In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Company’s Human Resources Director, General Counsel, the CEO, or, if necessary, any member of the Board of Directors.

•                  Your report of violations of this Code may be made in confidence and without fear of retaliation.  If your situation requires that your identity be kept secret, your anonymity will be protected.  The Company does not permit retaliation of any kind against employees for good faith reports of violations of this Code or questionable accounting or auditing matters.

•                  Always ask first, act later:  If you are unsure of what to do in any situation, seek guidance before you act.

17.          Administration

Board of Directors. The Board of Directors, through the Nominating and Corporate Governance Committee and its delegees, will help ensure that this Code is properly administered.

Officers and Managers. Officers and managers are also responsible for the diligent review of practices and procedures in place to help ensure compliance with this Code.

Adopted by the Board of Directors on February 7, 2008.